December 6, 2021

Securities and Exchange Commission

Dear Sirs:

Re:	Regulation A Offering of limited partnership units (Class A) (“UNITS”) of EquityLine Capital (Delaware) LP (“EquityLine Capital”)

We have been requested and authorized as general counsel by EquityLine Capital (Delaware) LP to render this opinion in connection with its issuance of securities consisting of 5 million Class A Units (“Units”). We are qualified to practice law in the Provinces of Ontario, British Columbia and Alberta Canada; to provide this opinion we have retained and relied on the corporate legal services of Richards Layton & Finger, a duly qualified law firm in the State of Delaware and the ongoing corporate servicing and maintenance provided by RL&F Services Corp., duly qualified in such capacity in the State of Delaware.

In order to render this opinion, we have relied on the legal work of Richards Layton & Finger and have also reviewed the following documents (the “Reviewed Documents”) and have relied on the corporate materials and :

1.	EquityLine Capital’s Certificate of Limited Partnership dated September 8, 2020 filed under the Delaware Revised Uniform Limited Partnership Act filed with the Delaware Secretary of State for as instrument number SR20207197429 File Number 3632060 on September 10, 2020;

2. The Certificate of Formation of Equityline Capital (Delaware) LLC the general partner of Equityline Capital filed with the Delaware Secretary of State for as instrument number SR2020719576 File Number 3631808  on September 10, 2020.

3.	IRS EIN 87-2594070, form SS-4, CP 575 B.
3.	EquityLine Capital Agreement of Limited Partnership dated September 8, 2020 authorizing the creation, issuance and sale of the Units.

Except for our review of the corporate materials and confirmations provided by Richards Layton & Finger and the Reviewed Documents, we have not undertaken any independent examination of any fact or contract, agreement or other instrument that may have been executed by or may be binding on the EquityLine Capital, nor have we conducted any searches of public records other than as expressly set forth herein. As to matters wherein our opinion is stated to be “to our knowledge”, “actual knowledge” or words of similar import, such knowledge does not include constructive knowledge or any information that we might have gained had we conducted further investigation.

Whenever a statement herein is qualified by the phrase “to our knowledge” or “known to us” or a similar phrase, we have, with your consent, advised you concerning only the current actual knowledge of the facts in the possession of those attorneys who are currently members of or associated with this firm and who have performed legal services on behalf of the EquityLine Capital, and which knowledge we have recognized as being pertinent to the matters set forth herein.

In such examination, I have assumed the genuineness of all signatures, the authenticity of all company records, documents, instruments and certificates submitted to us as originals and the conformity with the original company records, documents, instruments and certificates of all such records, documents, instruments and certificates submitted to me as copies. I have assumed that the Reviewed Documents were not executed or delivered under fraud, duress or mistake; provided, however, I am not aware of any facts which would cause us to believe such assumption to be incorrect; and that any photostatic copies or facsimiles of organizational documents provided to us were properly and timely filed with the governing jurisdiction.

Based on the foregoing and subject to the limitations, assumptions and exceptions expressed below, it is my opinion that:

Based on the foregoing, and qualified in the manner and to the extent set forth in this letter, I am of the opinion that:

1.       EquityLine Capital is a limited partnership validly existing and in good standing under the laws of the State of Delaware and qualified to transact business and in good standing under the laws of the State of Delaware.

2.       The Units have been duly authorized by all necessary action on the part of EquityLine Capital for the creation, issuance and sale of such Units.

3.       The Units when issued for the consideration required by the offering shall be fully paid and non-assessable.

4.       The opinions expressed herein are based upon the applicable laws, rules and regulations in effect and the facts in existence as of the date of this letter. In delivering this letter to you, we assume no obligation, and I advise you that I shall make no effort, to update the opinions set forth herein, to conduct any inquiry into the continued accuracy of such opinions, or to apprise any addressee hereof or their respective counsel or their respective assignees of any facts, matters, transactions, events or occurrences taking place, and of which I may acquire knowledge, after the date of this letter, or of any change in any applicable laws or facts occurring after the date of this letter, which may affect the opinions set forth herein. No opinions are offered or implied as to any matter, and no inference may be drawn, beyond the strict scope of the specific issues expressly addressed by the opinions herein.

Yours truly, Cassels Brock & Blackwell LLP s/Alison Manzer, Dr. Partner AM/ar